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JOMED AGREES TO ACQUIRE US COMPANY ENDOSONICS CORPORATION

JOMED N.V. (SWX: JOM), the European medical technology company, and California-based EndoSonics Corporation (NASDAQ: ESON) announced today that the companies have entered into a definitive merger agreement pursuant to which JOMED will acquire all of the outstanding stock of EndoSonics Corporation against cash payment of US$ 11.00 per share, or a total of approximately US$205 million. The transaction has been approved by the boards of both companies.

Under the terms of the definitive agreement, JOMED will commence a cash tender offer on or before August 21st, 2000 for all of the outstanding common stock of EndoSonics at a price of US$11.00 per share. US$150 million of the purchase price is intended to be funded through an offering of new JOMED shares and JOMED has arranged for commitments with Credit Suisse First Boston to provide this financing. The balance of the purchase price will come from JOMED's existing cash.

EndoSonics Corporation had sales of US$48 million in 40 countries in 1999. EndoSonics is a leading developer and manufacturer of products for visualization through intravascular ultrasound, pressure monitoring guide wires and wires for intravascular flow measurement.

"EndoSonics products represent an excellent complement to JOMED's product range globally" stated Tor Peters, President and CEO of JOMED. "In addition to the synergy in our existing international sales and manufacturing organizations, we will also gain access to an established US sales force, helping us to penetrate the large US market faster and more effectively than would otherwise be the case," he continued.

Reinhard Warnking, CEO of EndoSonics Corporation described the acquisition as "a historic merger between two companies with a very similar vision and dedication to significantly improved clinical outcomes by creating a truly differentiated IVUS-guided therapeutic solution. Together with JOMED, smart guided therapy has a unique opportunity to dramatically improve and achieve a significantly positive impact on minimally invasive vascular intervention."

Tor Peters also stated that the acquisition is expected to be earnings enhancing in the first full year after acquisition. "By combining JOMED and EndoSonics Corporation we are forming the world's fastest growing and widest range company in the field of minimally invasive vascular intervention and therapy," he said.

After the combination with EndoSonics Corporation, the enlarged JOMED will have a headcount of nearly 1,000 and annualized combined sales in excess of EUR 110 million (US$99 million).

The closing of the tender offer will be conditioned upon (i) at least a majority of EndoSonics Corporation's fully diluted shares being tendered and not withdrawn prior to the expiration of the tender offer; (ii) expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act;
(iii) the satisfaction of certain conditions to funding under the Credit Suisse First Boston commitment letter; and (iv) other customary closing conditions.

The tender offer is expected to close in mid-to-late September. Subsequent to the consummation of the tender offer, JOMED will acquire the remaining shares of EndoSonics Corporation's outstanding common stock through a merger of a wholly-owned subsidiary of JOMED with and into EndoSonics Corporation. Upon the closing of the merger, each then outstanding share of EndoSonics Corporation's common stock will be converted into the right to receive US$11.00 per share in cash.

***

JOMED is the leading European developer and manufacturer of stents for interventional cardiology. It currently offers a range of more than 600 products. In 1999, JOMED achieved a turnover of EUR 43.7 million (US$39.5 million) and a net profit of EUR 2.1 million (US$1.9 million). In the first quarter of 2000, JOMED increased its sales by 65% and EBIT by 130%. JOMED intends to become a world leader among the suppliers of innovative products for minimally invasive interventions in blood vessels.
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EndoSonics Corporation, headquartered in Rancho Cordova, California, is a leading developer, manufacturer and marketer of intravascular ultrasound (IVUS) imaging products, angioplasty catheters, and functional assessment products to assist in the diagnosis and treatment of cardiovascular and peripheral vascular disease.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Actual results may differ significantly from the discussion of such matters in the forward-looking statements. Factors that may cause such difference include, but are not limited to, those factors set forth in EndoSonics' Annual Report on Form 10-K for the year ended December 31, 1999, and other filings from time to time with the Securities and Exchange Commission.

Credit Suisse First Boston is acting as exclusive financial advisor to JOMED in connection with the acquisition and the related financing.

U.S. Bancorp Piper Jaffray Inc. acted as exclusive financial advisor to EndoSonics in this transaction and rendered a fairness opinion.

Investors and security holders are strongly advised to read both the tender offer documents and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer documents will be filed by JOMED with the U.S. Securities and Exchange Commission (the "Commission"), and the solicitation/recommendation statement will be filed by EndoSonics Corporation with the Commission. Investors and security holders may obtain a free copy of these documents (when available) and other related material filed by JOMED and EndoSonics Corporation with the Commission at the Commission's website at www.sec.gov.

The tender offer statement and related offering documents may be obtained for free from JOMED by directing such request to: Regula Suter, regula.suter@JOMED.com. The solicitation/recommendation statement and such other documents may be obtained from EndoSonics Corporation by directing such request to: Jeffrey Elder, jelder@endosonics.com.

Contact:

JOMED N.V.

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
Antti Ristinmaa                                          Tor Peters
CHIEF FINANCIAL OFFICER                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
phone +46-42-490-6034                                    phone +41-52-674-8506

EndoSonics Corporation

Jeffrey Elder                                            Morgan-Walke Associates, Inc.
SR. VICE PRESIDENT AND CHIEF FINANCIAL OFFICER           Jim Byers, Danielle Scheg
phone 001-916-638-8008                                   (Investor Relations),
                                                         Christopher Katis (Media)
                                                         phone 001-415-296-7383
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